UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                      MODERN MEDICAL MODALITIES CORPORATION

                                (Name of Issuer)

                    Common Stock, par value $0.0002 per share

                         (Title of Class of Securities)

                                    607660305
                                 (CUSIP Number)

                                Paul W. Harrison
                              9445 Huntcliff Trace
                                Atlanta, GA 30350

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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 1, 2007
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be `filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 607660305
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paul W. Harrison

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                  (a) [__]
                  (b) [__]

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3        SEC USE ONLY

4        SOURCE OF FUNDS*
            OO

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)  [__]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

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NUMBER OF               7    SOLE VOTING POWER
SHARES
BENEFICIALLY                 4,257,334
OWNED BY             -----------------------------------------------------------
EACH                    8    SHARED VOTING POWER
REPORTING
PERSON WITH                  None
                     -----------------------------------------------------------
                        9    SOLE DISPOSITIVE POWER

                             4,257,334

                     -----------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             None
                     -----------------------------------------------------------

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,257,334

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*   [  ]    Not Applicable

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         17.34% (1)
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(1) Based on 24,549,051 issued and outstanding share of common stock of the
Company as reported in the Company's form 10-QSB for the quarterly period ended September 30, 2007 and as filed with the Securities Exchange Commission on November 14, 2007.


14       TYPE OF REPORTING PERSON*

         IN

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             *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.    Security and Issuer.

      This statement relates to the common stock, par value $0.0002 per share ("Common Stock"), of Modern Medical Modalities Corporation, a New Jersey corporation (the "Company"). The address of the Company's principal executive office is 439 Chestnut Street, Union, New Jersey 07083.

Item 2.    Identity and Background.

      (a) This Schedule 13D is being filed on behalf of Paul W. Harrison, who is sometimes referred to herein as the "Reporting Person."

      (b) 9445 Huntcliff Trace, Atlanta, Georgia 30350.

      (c) Mr. Harrison is presently chief executive officer of INEX Group, Inc. located at 5825 Glenridge Drive, Building 3, Suite 101, Atlanta, Georgia 30328.

      (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      (e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Harrison is a United States citizen.

Item 3.    Source and Amount of Funds and Other Consideration.

      On August 23, 2006, the Reporting Person was granted a warrant to purchase 100,000 shares of common stock of the Company at an exercise price of $0.18 per share. All 100,000 shares were exercisable immediately. The warrant was granted in consideration for the Reporting Person agreeing to serve as a director of the Company. On August 24, 2006 the Reporting Person exercised 45,000 shares of common stock underlying the warrant. The warrant was granted under a Warrant Agreement dated August 23,, 2006 between the Company and the Reporting Person.

      On September 27, 2006, the Reporting Person was granted a performance based stock option to purchase 434,000 shares of common stock of the Company at an exercise price of $0.50 per share. All 434,000 shares are exercisable upon the successful completion of certain performance criteria. The performance-based stock option was granted under a Performance for Stock Option Agreement dated September 27, 2006 between the Company and the Reporting Person.

      On September 27, 2006, the Reporting Person was granted a three-year stock option to purchase a potential of up to 100,000 shares of common stock of the Company at an exercise price of $0.50 per share. The 100,000 shares vest one-third annually from the date of the grant. The three-year stock option was granted under a Three-Year Stock Option Agreement dated September 27, 2006 between the Company and the Reporting Person in order to provide and incentive to the Reporting Person to remain a director of the Company.

      On February 28, 2007, the Company entered into an Asset Purchase Agreement with MTI Partners II, L.P. ("MTI-II") to acquire MTI-II's Medical Software Asset in exchange for 1,000,000 shares of common stock of the Company. Pursuant to the transaction, the Reporting Person received 562,000 shares of common stock of the Company in consideration for his partnership interest in MTI-II.

      On June 1, 2007, the Reporting Person was granted a warrant to purchase 1,800,000 shares of common stock of the Company at an exercise price of $0.65 per share in consideration for the Reporting Person agreeing to assume additional responsibilities in his role as a director and for the performance of certain criteria. 360,000 shares are exercisable immediately and the remaining 1,440,000 shares are exercisable upon the successful completion of certain performance criteria. The warrant was granted under a Warrant Agreement entered dated June 1, 2007 between the Company and the Reporting Person. On October 9, 2007, the Reporting Person was granted a warrant by the Company with amended performance criteria that amends the warrant granted on June 1, 2007.

      On September 14, 2007 the Company entered into an Asset Purchase Agreement with MTI Partners II, L.P. to acquire MTI-II's Healthcare Payer Admin Software Asset in exchange for 500,000 shares of the Company's common stock, warrants for 900,000 share of the Company's common stock with an exercise price of $0.70 per share, and $250,000 to be paid within 12 months from the date of the Asset Purchase Agreement. Pursuant to the transaction, the Reporting Person received 281,250 shares of common stock of the Company, and a warrant to purchase a potential of up to 506,250 shares of common stock of the Company with an exercise price of $0.70 per share in consideration for his partnership interest in MTI-II. All 506,250 shares are exercisable immediately. The warrant was granted under a Warrant Agreement entered dated September 14, 2007 between the Company and the Reporting Person.

      On October 9, 2007, the Reporting Person was granted a warrant to purchase a potential of up to 540,000 shares of common stock of the Company at an exercise price of $0.65 per share. All 540,000 shares are exercisable immediately. The warrant was granted in consideration of certain performance criteria. The warrant was granted under a Warrant Agreement entered dated October 9, 2007 between the Company and the Reporting Person.

Item 4.    Purpose of Transaction.

      The Reporting Person acquired the securities as a lead director and in consideration of the performance of certain criteria. See Item 3 of this
Schedule 13D, which is hereby incorporated by reference.

      In his capacity as a director of the Company, Mr. Harrison may actively pursue plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

Item 5. Interest in Securities of the Company.

      (a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the Cover Pages relating to the Reporting Person, which hereby is incorporated by reference.

      (b) The powers that the Reporting Person identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to the Reporting Person, which hereby is incorporated by reference.

      (c) All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in
Item 3.

      (d) None.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The information provided in Item 4 is hereby incorporated by reference. Except as disclosed in this Schedule, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

Item 7.    Materials to be Filed as Exhibits.

(1) Warrant Agreement dated August 23, 2006 held by Reporting Person for the purchase of up to 100,000 shares of common stock of the Company at an exercise price of $0.18 per share. Attached to this Schedule 13D as
      Exhibit 1.

(2) Performance for Stock Option Agreement dated September 27, 2006 for the purchase of up to 434,000 shares of common stock of the Company at an exercise price of $0.50 per share - previously filed as exhibit 10.2 to the Issuer's Current Report on Form 8-K as filed on October 3, 2006 and incorporated herein by this reference.

(3) Three-Year Stock Option Agreement dated September 27, 2006 for the purchase of up 100,000 shares of common stock of the Company at an exercise price of $0.50 per share. Attached to this Schedule 13D as
      Exhibit 2.

(4) Warrant Agreement dated June 1, 2007 for the purchase of up to 1,800,000 share of common stock of the Company at an exercise price of $0.65 per share and as amended under Warrant Agreement dated October 9, 2007. Attached to this Schedule 13D as

      Exhibits 3.1 and 3.2 respectively.

(5) Warrant Agreement dated September 14, 2007 for the purchase of up to 506,250 of the common stock of the Company with an exercise price of $0.70 per share. Attached to this Schedule 13D as Exhibit 4.

(6) Warrant Agreement dated October 9, 2007 for the purchase of up to 540,000 shares of common stock of the Company at an exercise price of $0.65 per share. Attached to this Schedule 13D as Exhibit 5.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated:   November 16, 2007

                                        /s/ Paul W. Harrison
                                        ------------------------------
                                        Paul W. Harrison